UPSHIFT INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Upshift Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Upshift Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Upshift Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 29, 2022

UPSHIFT INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	240,507
Accounts receivable, net		6,700
Prepaid expenses and other current assets		17,076
TOTAL CURRENT ASSETS		264,283
PROPERTY AND EQUIPMENT		
Property and equipment, net		395,563
TOTAL ASSETS	$	659,846

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	7,941
Accrued interest		44,006
Notes payable - current portion		159,664
Convertible note - current portion		341,669
TOTAL CURRENT LIABILITIES		553,280
LONG-TERM LIABILITIES		
Notes payable		325,860
TOTAL LONG-TERM LIABILITIES		325,860
TOTAL LIABILITIES		879,140
SHAREHOLDERS' EQUITY		
Common stock, see note 6		75
Additional paid-in capital		123,615
Additional paid-in capital - SAFEs		951,882
Additional paid-in capital - stock options		2,434
Accumulated deficit		(1,297,300)
TOTAL SHAREHOLDERS' EQUITY		(219,294)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	659,846

See independent accountant's review report and accompanying notes to financial statements.

UPSHIFT INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	**$ 196,677**
COST OF GOODS SOLD	**117,300**
GROSS PROFIT	**79,377**
OPERATING EXPENSES	
Depreciation expense	**79,602**
General and administrative	**150,679**
Professional fees	**59,600**
Rent expense	**19,625**
Salaries and wages	**190,583**
Sales and marketing	**73,286**
TOTAL OPERATING EXPENSES	**573,375**
NET OPERATING LOSS	**(493,998)**
OTHER INCOME/(EXPENSES)	
Gain on sale of assets	**7,467**
Crowdfunding fees	**(64,729)**
Interest expense	**(46,650)**
TOTAL OTHER INCOME/(EXPENSES)	**(103,912)**
NET LOSS	**$ (597,910)**

See independent accountant's review report and accompanying notes to financial statements.

UPSHIFT INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Common Stock						
	Shares	Amount	Additional Paid-in Capital	Additional Paid-in Capital - SAFEs	Additional Paid-in Capital - Stock Options	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2020	7,462,316	$ 75	$ 123,615	$ 126,150	$ 2,198	$ (699,390)	$ (447,352)
Issuance of SAFEs	-	-	-	825,732	-	-	$ 825,732
Stock options vested	-	-	-	-	236	-	$ 236
Net loss	-	-	-	-	-	(597,910)	$ (597,910)
ENDING BALANCE, DECEMBER 31, 2021	**7,462,316**	**$ 75**	**$ 123,615**	**$ 951,882**	**$ 2,434**	**$ (1,297,300)**	**$ (219,294)**

See independent accountant's review report and accompanying notes to financial statements.

UPSHIFT INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (597,910)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	79,602
(Increase) decrease in assets:	
Accounts receivable	767
Increase (decrease) in liabilities:	
Accounts payable	1,702
Accrued interest	13,261
CASH USED FOR OPERATING ACTIVITIES	(502,578)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(247,701)
CASH USED FOR INVESTING ACTIVITIES	(247,701)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	236
Issuance of loans, net of repayments	154,812
Issuance of SAFE obligations	825,732
CASH PROVIDED BY FINANCING ACTIVITIES	980,780
NET INCREASE IN CASH	230,501
CASH AT BEGINNING OF YEAR	10,006
CASH AT END OF YEAR	$ 240,507

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 33,389
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Upshift Inc. (the "Company") was incorporated in the State of Delaware on October 3, 2012. The Company is a fractional car leasing company that provides a professionally managed car-as-a-service for low mileage drivers.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, SAFE obligations and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company believed all amounts in accounts receivable were collectable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing individuals with a rented vehicle. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $196,677 in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

1. Summary of Significant Accounting Policies (continued)

Stock Compensation Expense (continued)
The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021 was $236.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office Equipment	$	3,244
Motor Vehicles		477,999
		481,243
Less: Accumulated depreciation		85,680
Total	$	395,563

4. Convertible Notes

Prior to 2017 the Company issued $78,551 of 3% unsecured convertible notes (the "Notes") due December 31, 2021 ("Maturity Date"). The Notes are automatically convertible into common stock on the completion of an equity offering of $500,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% ($15,000) or 60% ($63,551) of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

During 2018, the Company issued $263,118 of 3% unsecured convertible notes (the "2018 Notes") due on the Maturity Date. The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("2018 Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a 2018 Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a 2018 Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2021, the Notes have not yet converted, as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

5. Notes Payable

Debt consisted of the following at December 31, 2021:

Contract note payable; interest at 0.68% per annum, maturing in November 2023, monthly payment of $416, collateralized by a Company vehicle.	$	9,498
Contract note payable; interest at 0.68% per annum, maturing in November 2023, monthly payment of $416, collateralized by a Company vehicle.		9,498
Contract note payable; interest at 7.65% per annum, maturing in July 2024, monthly payment of $453, collateralized by a Company vehicle.		12,702
Contract note payable; interest at 8.14% per annum, maturing in July 2025, monthly payment of $453, collateralized by a Company vehicle.		12,635
Contract note payable; interest at 4.32% per annum, maturing in July 2025, monthly payment of $538, collateralized by a Company vehicle.		21,388
Contract note payable; interest at 4.32% per annum, maturing in July 2025, monthly payment of $538, collateralized by a Company vehicle.		21,389
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.		25,764
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.		25,764
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.		25,764
Contract note payable; interest at 7% per annum, maturing in May 2024, monthly payment of $8,585, collateralized by multiple Company vehicles.		228,477
Contract note payable; interest at 18% per annum, maturing in December 2022, monthly payment of $315, collateralized by Company assets.		3,232

5. Notes Payable (continued)

Contract note payable; interest at 8.61% per annum, maturing in August 2022, monthly payment of $1,999, uncollateralized.	15,992
Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in July 2050, monthly payment of $340, collateralized by Company assets.	73,421
	$ 485,524
Less: Current portion of notes payable	159,664
Long term portion of notes payable	325,860

Maturity of the notes payable is as follows:

December 31, 2022	$ 159,664
December 31, 2023	149,264
December 31, 2024	84,355
December 31, 2025	24,152
December 31, 2026	1,520
Thereafter	66,569
	$ 485,524

6. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, 7,462,316 shares have been issued and are outstanding.

Equity Incentive

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 700,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

As of December 31, 2021, the Company has issued 295,000 stock options for common stock with an exercise price of either $0.01 or $0.05 per share that vest between 0-4 years. As of December 31, 2021, 295,000 stock options had vested. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2021, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating paying dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

6. Equity (continued)

Equity Incentive (continued)

	190,000 options issued in 2016:	105,000 options issued in 2019:
Exercise price	$0.01	$0.05
Fair value share price	$0.01	$0.05
Expected volatility	60.0%	60.0%
Expected term	2.00 years	2.00 years
Expected dividend rate	0.00%	0.00%
Risk-free rate	1.75%	1.75%
Fair value per share option	$0.003	$0.017

SAFE Obligations

The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $951,882. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $8,000,000 - $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance of all shares reserved for future issuance of the Company's equity incentive plan, convertible notes, and SAFEs.

Warrants

In July 2016, and later amended in August 2018, the Company issued a Common Stock Purchase Warrant to a majority shareholder of the Company for a price of $0.01 per share. The warrant allows for the purchase of 34,350 as of December 31, 2021. The number of shares under the agreement is subject to change as the agreement states that the number of shares that are exercisable is equal to the sum of (A) 30,150 and (B) the product of (i) 1400 and (ii) the total number of automobiles for which the holder has personally guaranteed a loan subsequent to August 30, 2018, and the exercise of the warrant. The warrant is exercisable through August 30, 2023.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on October 3, 2012, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Managements Evaluation

The Company has evaluated subsequent events through April 29, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.